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October 9, 2024

Aisha Adegbuyi, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Magnolia Bancorp, Inc. Registration Statement on Form S-1 Filed August 27, 2024 File No. 333-281796

Dear Ms. Adegbuyi:

Please find enclosed for filing on behalf of Magnolia Bancorp, Inc. (the “Company”) a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Company. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the staff set forth in a letter dated September 20, 2024 (the “Comment Letter”), addressed to Michael L. Hurley, Chief Executive Officer of the Company. For ease of reference, comments of the staff have been repeated here in bold with the applicable response immediately following each comment. All references to page numbers in the responses are to the clean version of the Form S-1.

Registration Statement on Form S-1 General

1.	Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The marketing materials are filed as Exhibit 99.4 in Amendment No. 1.

October 9, 2024

2.	Please also include an organizational chart depicting your organizational structure and ownership before and after the reorganization. Please include the anticipated purchases of the ESOP in the post reorganization chart.

We note that an organizational chart is typically only included in mutual to stock conversions that involve a mutual holding company in addition to a stock holding company. However, to accommodate the staff’s request, we have added the requested before and after organizational charts.

3.	Summary

Business Strategy, page 2

We note your disclosure on page 2 that you intend to “moderately increase” both your commercial real estate (“CRE”) and your multifamily loan portfolios, as well as your disclosure on pages 15 and 16 that your intent to increase these portfolios involves credit risks that could adversely affect your financial condition and results of operations. Please revise your disclosures to further describe the specific risks referenced on pages 15 and 16, as well as your plans, policies and procedures that you have implemented or intend to implement to manage those risks.

Disclosure has been added on pages 3-4 as requested in the Summary section. Please note that we have reduced the projected increases to “modestly” and have added disclosure that each of these two loan categories are expected to account for less than 5% of our total loan portfolio for the foreseeable future.

Risk Factors

Our loan portfolio has declined in recent years, and there can be no assurance that we will achieve our plans to grow in size, page 14

4.	We note your disclosure that your net loans receivable have decreased in recent periods. Please revise this risk factor to disclose the risks that you will be subject to should this trend continue.

This risk factor has been expanded as requested.

Our intent to increase our commercial real estate loan portfolio involves credit risks, page 15

5.	Revise this risk factor to discuss, as appropriate, the factors that impact the current greater New Orleans metropolitan area. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to increase your commercial real estate loan portfolio. Make appropriate changes to your management's discussion, competition section and/or risk factors based on your response.

October 9, 2024

This risk factor has been expanded as requested to indicate that the Association will experience significant competition with respect to new commercial real estate loans. Disclosure was also added on page 47 in Management’s Discussion and Analysis and on page 65 under “_ Competition.” Because only modest increases are expected and because the amount of these loans are expected to be less than 5% of our total loan portfolio for the foreseeable future, we do not believe any additional disclosures are necessary.

Our largest depositor held 24% of our total deposits at June 30, 2024, page 21

6.	We note your disclosure here regarding the percentage of your total deposits that are held by your largest depositor. We also note your disclosures on pages F-18 and F-44 regarding "Deposits with Related Parties and Concentrations." Please clarify in this risk factor if the largest depositor you refer to here is also a related party. If so, please identify the related party as the amount appears to be material to your business.

Please note that Instruction 7b to Item 404(a) of Regulation S-K expressly provides that disclosure does not need to be provided with respect to transactions involving “services as a bank depositary of funds.” We note that in Release No. 33-8655, the Commission had proposed deleting this exception. However, when the final rule was adopted in Release Nos. 33-8732A and 34-54302A, as published in the Federal Register on September 8, 2006, the Commission stated that while it had proposed to eliminate this exception, it was “persuaded by commenters’ concerns that eliminating this exception may be detrimental to financial institutions and may not result in additional meaningful disclosure. Accordingly, we are retaining this exception.” See 71 Fed. Reg. 53158 at 53202, dated September 8, 2006.

We added disclosure that all of the deposit accounts at the Association held by the largest depositor were made in the Association’s ordinary course of business of accepting deposits and reflect substantially the same terms as those prevailing at the time for comparable deposits with persons not related to the Association. We believe that the disclosure regarding the magnitude of the deposit relationship, that the depositor is a long-term customer of the Association with close ties to the Association, and that the Association does not expect the depositor to materially reduce the amount of deposits held provides relevant and sufficient information to prospective investors.

In addition, it is the Association’s policy to preserve the financial privacy of its customers and to not disclose the personal financial information of its customers except as may be required by law or regulation. Because the identity of the customer is not required to be provided and because relevant and sufficient information regarding the deposit relationship has been otherwise provided, the identity of the depositor was not disclosed in response to this comment.

October 9, 2024

We have identified material weaknesses in our internal control over financial reporting with respect to various matters, page 25

7.	Revise this risk to disclose the risks associated with failing to adequately remediate the risks you have identified or advise.

This risk factor has been expanded as requested on page 25.

Pro Forma Data, page 40

8.	We note your tabular presentation of pro forma data at or for the year ended December 31, 2023 on page 43. Please ensure, and revise accordingly, the mathematical accuracy of the subtotal and total amounts presented in these tables. As an example, we note that the sum and calculation of amounts from historical net income to pro forma net income do not appear to foot to the exact amount.

The rounding differences in the pro forma tables on pages 42 and 43 have been corrected so that the amounts foot to the exact amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations Business Strategy, page 45

9.	We note your disclosure on page 2 that at June 30, 2024, $295,000, or 0.9%, of your total loan portfolio consisted of multi-family residential loans, as well as your disclosure on page 46 that at June 30, 2024, $295,000, or 0.9%, of your total loan portfolio consisted of CRE loans. Please revise your disclosure on page 46 to clarify, if true, that the $295,000 represent multi-family loans.

The disclosure on page 46 had incorrectly referenced the above amount as commercial real estate loans. The disclosure on page 46 has been revised to indicate that such amount represents multi-family residential loans.

Internal Control Over Financial Reporting, page 47

10.	We note your disclosure on page 48 that the material weaknesses you identified resulted in certain non-interest expenses incurred in 2022 that related to a loss of vault cash and a write-off related to your data processing conversion. Please tell us if these expenses represented error corrections and, if so, revise your filing as necessary. Refer to ASC 250- 10-50.

The error corrections which resulted from the loss of vault cash and write-off related to the data processing conversion in 2022 were restated in the audit of the financial statements as of and for the year ended December 31, 2022 which were audited by a predecessor auditor. Subsequently, EisnerAmper, LLP performed a re-audit of the financial statements as of and for the year ended December 31, 2022 in accordance with PCAOB standards. As a result, no further disclosures are required by ASC 250-10-50.

October 9, 2024

Sources of Funds Deposits, page 74

11.	We note your disclosure in footnote (a) to the table presented on page 74. Please clearly disclose the amount of your brokered deposits as of each of the periods presented. In addition, please revise your filing to include discussion of the following:

•	any related impacts the brokered deposits have on your funding costs and/or net interest margin;

•	to the extent applicable, whether you have policies or internal limits regarding concentrations in brokered deposits and/or uninsured deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the periods presented;

•	how brokered deposits fit into your deposit gathering business strategy;

•	any risks associated with relying on brokered deposits as a source of your deposit base; and

•	any risks related to highly rate-sensitive brokered deposits, if applicable, and how you manage these risks.

Please note that the Association does not have any “brokered deposits” as defined in 12 CFR §337.6. Instead, the Association utilizes a deposit listing service (primarily QwickRate) that passively posts information about the interest rates offered by banks on deposit products. When the FDIC published its final rule on brokered deposits in January 2021, the FDIC stated in the preamble to the rule that “a listing service that is passively posting rate information and sending trade confirmations between the depositor and the bank is unlikely to be a deposit broker.” See 86 Fed. Reg. 6742 at 6760, dated January 22, 2021.

QwickRate does not act as an agent or trustee, nor does not it receive customer funds or place customer funds. QwickRate does not take possession of or maintain legal authority over deposits or depositors in its marketplace. QwickRate does not interact with issuing institutions in the rate-setting process and does not attempt to suggest or negotiate rates to be posted in its marketplace. In addition, QwickRate does not qualify as a matchmaker under the current brokered deposit rule.

Disclosure was added on page 74 that the certificates of deposit obtained through this passive listing service are not deemed to be “brokered deposits” under the FDIC rules. We also added language on pages 21, 51 and 74.that these certificates are more interest rate sensitive than our other deposits. In addition, language was added on page 78 where we show the amount of uninsured deposits that the Association does not have policies or internal limits that restrict the amount of uninsured deposits, whether in total or by type of depositor.

October 9, 2024

Management

Board of Directors of Magnolia Bancorp and Mutual Savings and Loan Association, page 89

12.	We note your disclosure on page 89 that "[you] have determined that directors Andressen, Burkhalter and Manson are independent directors as defined in the rules of the Nasdaq Stock Market." Please revise your disclosure to clarify what an independent director is.

Disclosure has been added as requested on page 90 with respect to the definition of independent director in the OTCQB Standards.

New Stock Benefit Plans, page 95

13.	We note your disclosure that you anticipate your employee stock ownership plan will purchase 8.0% of the common stock issued in the conversion. Please file the plan as an exhibit to this registration statement.

Please note that the Employee Stock Ownership Plan (the “ESOP”) is a broad-based, tax-qualified retirement plan in which all employees meeting standard age and years of service requirements will be eligible to participate. All shares of common stock to be held by the ESOP will be allocated to the accounts of all participants in the ESOP on a pro rata basis in proportion to each participant’s covered compensation. As a result, the ESOP falls within the exception set forth in Item 601(b)(10)(iii)(C)(4), which states that a compensatory plan “which pursuant to its terms is available to employees, officers or directors generally and which in operation provides for the same method of allocation of benefits between management and nonmanagement participants” is not required to be filed. As a result, the ESOP has not been included as an exhibit in Amendment No. 1 to the Form S-1.

Statements of Financial Condition, page F-1

14.	We note the designation of your retained earnings as “substantially restricted” and that similar designation is not included in your statements of financial condition as of December 31, 2023 and December 31, 2022 on page F-25. Please revise your filing to define the term “substantially restricted.” In addition, please describe the nature of such restrictions and, if true, why such restrictions did not exist as of December 31, 2023 or December 31, 2022.

The prospectus has been revised to reflect a caption on the June 30, 2024 statement consistent with the statement of financial condition as of December 31, 2023. The retained earnings are not substantially restricted as of any of the dates shown.

October 9, 2024

Notes to Financial Statements (Unaudited)

Note 4. Advances from Federal Home Loan Bank (FHLB), page F-18

15.	We note your disclosure that $850,000 in advances from the FHLB matured in August 2024. Please revise your disclosures, including the liquidity and capital resources section on page 60 and subsequent events on page F-51, to clarify if these amounts were repaid on their maturity date and to discuss any impacts of the repayment on the Company's liquidity.

Page 50 stated that we replaced a portion of the FHLB advances which matured in August 2024 with new short-term advances. We added language that the advances which matured in August 2024 were repaid. Please note that the Association was utilizing short-term advances in anticipation of the Federal Reserve Board cutting the federal funds rate. As of September 30, 2024, the Association did not have any outstanding FHLB advances, which will be reflected in the summary of recent developments to be added by a second amendment later this month. The audit of the December 31, 2023 and 2022 financial statements was issued on June 20, 2024, and the repayments occurred following the issuance date of the financial statements.

On behalf of the Company, it is hereby acknowledged that the Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, comments, action or absence of action by the staff.

Please note that we intend to file an Amendment No. 2 later this month to include a summary of recent developments as of and through September 30, 2024.

We trust that the enclosed responds sufficiently to the staff’s comments set forth in the Comment Letter. If you have any questions on the Amendment or if I can be of assistance in any way, please give me a call at 202-295-4516.

As always, the staff’s cooperation is greatly appreciated.

Sincerely,

/s/ Gerald F. Heupel, Jr.

Gerald F. Heupel, Jr., Esq.

cc:	Eric Envall, Esq., Staff Attorney Michael L. Hurley, President and CEO Eric M. Marion, Esq.